Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust confirms its November cash distribution

    CALGARY, Nov. 20 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its November 2007 cash distribution will be
CDN$0.34 per trust unit payable on December 14, 2007 to unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.35 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals 1.02 US dollars. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 15:34e 20-NOV-07